December 3, 2025

Richard Byrne
Trustee
FBRED-C Feeder REIT Trust
One Madison Avenue
Suite 1600
New York, NY 10010

       Re: FBRED-C Feeder REIT Trust
           Form 10-12G
           Filed July 25, 2025
           File No. 000-56765
Dear Richard Byrne:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Michael McTiernan, Esq.